Exhibit 4.17
Summary of BSA Plan

Warrants, or BSAs (bons de souscription d’actions), may be granted by our executive board to third-party service providers and members of our supervisory board that are not eligible for stock options. Warrants entitle a holder to exercise the warrants for the underlying vested shares at an exercise price per share determined by our executive board that will be at least equal to the fair market value of an ordinary share on the date of grant. In addition to such exercise price, warrants are subscribed for at a price determined by the executive board that is meant to reflect the fair market value of the applicable warrants on the grant date.

Administration. Pursuant to share delegations granted at our general meeting of the shareholders, our executive board (with the prior approval of the supervisory board) determines the recipients of the warrants, the grant dates, the number and exercise price of the warrants to be granted, the number of shares issuable upon exercise of the warrants and certain other terms and conditions of the warrants, including the period of their exercisability and their vesting schedule. There is no legal limitation to the size of the warrant pool, other than the shareholders’ share delegation.

Warrants Terms. The term of warrants is determined by the executive board within the limits set by the delegations granted by the shareholders. The term of our warrants may not exceed ten years, and is generally five or ten years from the date of grant. The supervisory and executive boards may decide that warrants must be exercised within six months from (i) the death or disability of the holder or (ii) the termination of the holder from employment with us or any of our affiliates during the term of the warrants.

Change in Control. Unless otherwise decided by our supervisory and executive boards, in the event of a merger into another corporation or the sale by one or several shareholders, acting alone or in concert, of Nanobiotix S.A. to one or several third parties of a number of shares resulting in a change of control (a “Liquidity Event”), the right of any holder to exercise outstanding warrants will be accelerated so that all such warrants may be exercised with effect immediately prior to the completion of the relevant Liquidity Event, subject, if applicable, to continued service by the warrant holder. Unless otherwise decided by our supervisory and executive boards, any warrant not exercised for any reason prior to the date of completion of the relevant Liquidity Event will automatically lapse.

Specified Exercise Thresholds. Warrants become exercisable pursuant to a vesting schedule, and subject to such conditions, to be decided by our executive board.

Vesting Period. Subject to any specified conditions and thresholds established by our executive board, warrants will vest according to a schedule decided by our executive board.

Transfers. Vested warrants may be transferred to any family member of the holder, provided that such transfer is not for value, and is permissible in accordance with applicable law, including U.S. securities laws.